Filed by HiSoft pursuant to Rule 425 of the Securities Act of 1933
Commission File No.: 333-183688

Subject Company: VanceInfo Technologies Inc.

IMPORTANT INFORMATION FOR INVESTORS

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger involving HiSoft Technology International Ltd. (“HiSoft”) and VanceInfo Technologies Inc. (“VanceInfo”) will be submitted to the respective shareholders of HiSoft and VanceInfo for their consideration.  In connection with the proposed transaction, HiSoft has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 (Registration File No. 333-183688) that includes a definitive joint proxy statement of VanceInfo and HiSoft and constitutes a prospectus of HiSoft.  HiSoft and VanceInfo may also plan to file other documents with the SEC regarding the proposed transaction.  It is anticipated that the definitive joint proxy statement/prospectus will first be mailed to shareholders and holders of American depositary receipts of HiSoft and VanceInfo on or about October 5, 2012.  HISOFT AND VANCEINFO URGE INVESTORS AND SECURITY HOLDERS TO READ THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and shareholders may obtain free copies of the definitive joint proxy statement/prospectus and other documents containing important information about HiSoft and VanceInfo, once such documents are filed with the SEC, through the website maintained by the SEC at www.sec.gov.

Cautionary Statement Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 that are not limited to historical facts, but reflect VanceInfo’s and HiSoft’s current beliefs, expectations or intentions regarding future events.  Words such as “may,” “will,” “could,” “should,” “expect,” “plan,” “project,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “pursue,” “target,” “continue,” and similar expressions are intended to identify such forward-looking statements.  These forward-looking statements include, without limitation, VanceInfo’s and HiSoft’s expectations with respect to the synergies, costs and other anticipated financial impacts of the proposed transaction; future financial and operating results of the combined company; the combined company’s plans, expectations and intentions with respect to future operations and services; approval of the proposed transaction by shareholders; the satisfaction of the closing conditions to, or timing of the completion of, the proposed transaction; and other factors with respect to HiSoft, VanceInfo or the proposed transaction that are set forth in the “Risk Factors” section and other sections of HiSoft’s and VanceInfo’s Annual Reports on Form 20-F, the definitive joint proxy statement/prospectus and other SEC filings.

All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements, many of which are generally outside the control of VanceInfo and HiSoft and are difficult to predict.  All subsequent written and oral forward-looking statements concerning VanceInfo, HiSoft, the proposed transaction or other matters and attributable to VanceInfo or HiSoft or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above.  Neither VanceInfo nor HiSoft undertakes any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof.

Global Partner for Success

HiSoft to Hold Extraordinary General Meeting of Shareholders on November 6, 2012

BEIJING, China, October 3, 2012 — HiSoft Technology International Limited, (“HiSoft” or the “Company”) (NASDAQ: HSFT), a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China, today announced that it will hold its extraordinary general meeting of shareholders at 9:00 a.m. Beijing/Hong Kong time on November 6, 2012 (9:00 p.m. U.S. Eastern Standard Time on November 5, 2012) at Fangda Partners, Beijing Office (located at 21/F, China World Tower, 1 Jianguomenwai Avenue, Beijing 100004, P.R. China) to consider and vote upon certain matters relating to the proposed merger with VanceInfo Technologies Inc. (NYSE: VIT) (“VanceInfo”).  Pursuant to the previously announced merger agreement, dated August 10, 2012, as amended by the amendment dated as of August 31, 2012, by and among HiSoft, VanceInfo, Chemistry Merger Sub Inc. and Chemistry Merger Sub II Inc., VanceInfo will become a wholly owned subsidiary of HiSoft at the effective time of the merger. The combined entity will be named “Pactera Technology International Ltd.” in English and “文思海辉技术有限公司” in Chinese.

Holders of record of the Company’s ordinary shares at the close of business on October 12, 2012 (Beijing time) are entitled to notice of, and to vote at, the extraordinary general meeting or any adjournment or postponement thereof. Holders of record of the Company’s ADSs at the close of business on September 25, 2012 (New York City time) who wish to vote the ordinary shares of the Company represented by the ADSs must act through Deutsche Bank Trust Company Americas, the depositary of the Company’s ADS program.

In connection with the proposed transaction, the Company has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a definitive joint proxy statement of the Company and VanceInfo and constitutes a prospectus of the Company (the “joint proxy statement/prospectus”) setting forth the resolutions being submitted to shareholders of the Company for approval at the extraordinary general meeting of shareholders and instructions on how to vote the common shares, or instruct Deutsche Bank Trust Company Americas to vote the common shares represented by the ADSs.  The joint proxy statement/prospectus can be obtained from the SEC’s website (http://www.sec.gov). In addition, shareholders and ADS holders will receive the notice of the extraordinary general meeting of shareholders and joint proxy statement by mail.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE MATERIALS FILED WITH OR FURNISHED TO THE SEC (INCLUDING THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS), AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that have been or will be made with the SEC.

About HiSoft Technology International Limited

HiSoft Technology International Limited (NASDAQ: HSFT) is a leading China-based provider of outsourced information technology and research and development services headquartered in Dalian, China. HiSoft provides its services to leading companies around the world through a combination of onshore and offshore delivery capabilities. HiSoft leverages its skilled technology specialists and client-centric delivery centers to offer customers reliable and high-quality technology solutions. For more information about HiSoft, please visit http://www.hisoft.com.

Forward-looking Statements

This press release may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs about future events and financial, political and social trends and assumptions it has made based on information currently available to it. HiSoft cannot assure that any expectations, forecasts or assumptions made by management in preparing these forward-looking statements will prove accurate, or that any projections will be realized. Such forward-looking statements may be affected by inaccurate assumptions or by known or unknown risks or uncertainties. Actual results may vary materially from those expressed or implied by the statements herein. For factors that could cause actual results to vary, perhaps materially, from these forward-looking statements, please refer to the HiSoft’s filings with the Securities and Exchange Commission. Forward-looking statements contained herein speak only as of the date of this release. HiSoft does not undertake any obligation to update or revise publicly any forward-looking statements, whether to reflect new information, future events or otherwise.

For investor and media inquiries please contact:

In China:

Ross Warner

HiSoft Technology International Limited

Tel: +86-10-5987-5865

Email: investor_relations@hisoft.com